UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 6, 2024, Wearable Devices Ltd., or the Company, entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, Ltd., or YA. Pursuant to the SEPA, the Company will be able to sell up to $10,000,000, or the Commitment Amount, of its ordinary shares, NIS 0.01 par value, or the Shares, at the Company’s sole option, any time during the three-year period following the execution date of the SEPA. Pursuant to the terms of the SEPA, any Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily VWAP (as defined in the SEPA) of the Shares during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice (as defined in the SEPA) to YA. Any sale of Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 4.99% of the Company’s Shares.

Subject to certain conditions precedent as described in the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an aggregate amount up to $3.0 million, each a Pre-Paid Advance. The Company requested an initial Pre-Paid Advance of $2.0 million upon the execution of the SEPA and may request an additional Pre-Paid Advance of up to $1.0 million at any time following the effectiveness of the Registration Statement (as defined in the SEPA) until the date that is 90 days following the date of the SEPA. Each Pre-Paid Advance will be evidenced by a promissory note, each, a Promissory Note. Each Promissory Note will fully mature 12-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 60 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment, or the Payment Premium. If the Company elects to submit an Advance Notice, the installment amount shall not include a Payment Premium. Each Promissory Note contains customary representations and warranties of the Company and Events of Default. The Company may prepay each Promissory Note without penalty. On June 7, 2024, the Company received the initial Pre-Paid Advance of $2.0 million, less a 4.0% original issue discount.

The Company is not obligated to utilize any of the $10,000,000 available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Shares and the number of Shares actually sold. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company also agreed to pay YA a commitment fee, or the Commitment Fee, equal to 1% of the Commitment Amount, payable in two tranches in the Company’s ordinary shares, and also agreed to pay to YA a structuring fee in the amount of $10,000.

Pursuant to the SEPA, the Company is required to register the Shares eligible to be sold pursuant to the SEPA, referred to as the Registrable Shares. The Company agreed to prepare and file with the Securities and Exchange Commission, or SEC, a registration statement, or multiple registration statements for the Registrable Shares as soon as reasonably practicable. The Company shall use commercially reasonable efforts to cause the initial registration statement to become effective within 45 calendar days from June 6, 2024 (or, in the event of a “full review” by the SEC, within 90 calendar days from June 6, 2024).

The Company intends to use the net proceeds from the sale of the Shares, if any, for working capital and general corporate purposes, and to repay any outstanding Promissory Note.

The Shares and Promissory Note to be issued pursuant to the SEPA and the Commitment Fee Shares are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares, the Promissory Note or the Commitment Fee Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the SEPA and Promissory Note set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1 and 4.1, respectively.

On June 7, 2024, the Company issued a press release titled “Wearable Devices Announces $10 Million Standby Equity Purchase Agreement,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-269869 and 333-274343) and on Form F-3 (File No. 333-274841) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Promissory Note.
10.1	Standby Equity Purchase Agreement, dated June 6, 2024.
99.1	Press release issued by Wearable Devices Ltd. dated June 7, 2024, titled “Wearable Devices Announces $10 Million Standby Equity Purchase Agreement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: June 7, 2024	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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